April 1, 2005



via U.S. mail

Mr. Dwight Foster
Chief Financial Officer
Murray United Development Corp.
P.O. Box 224
Landing, NJ 07850


	Re:	Murray United Development Corp.
		Form 10-KSB for the fiscal year ended July 31, 2004 Form 10-QSB for the quarterly period ended January 31,
2005
		File No. 033-19048-NY


Dear Mr. Foster:

      We have reviewed the above filings and have the following comments. Our review has been limited to the areas identified below.
Please provide us a response to the comments below and comply with the comments in future filings . If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








10-KSB for the fiscal year ended July 31, 2004

Controls and Procedures, page 27

1. We note your disclosure that your "Chief Executive Officer and [your] Chief Financial Officer concluded that the Company`s disclosure controls and procedures are effective, in enabling the Company to record, process, summarize and report information required to be included in the Company`s periodic SEC filings within the required period of time." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) and Rule
15d-15(e) of the Exchange Act.

2. Rather than indicate there have been no significant changes in your internal controls, disclose any change in your internal control over financial reporting identified in connection with the evaluation that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting as required by Item 308(c) of Regulation SB. Refer to Release 33-8238 for additional guidance related to amendments to the disclosure requirements, which were effective August 14, 2003.

Financial Statements, page F-1

3. Please note your financial statements should not be prepared on your auditor`s letterhead as well as on the face of the financial statements, you should not refer the reader to the auditor`s report.
Please consider these items when you file your next Form 10-KSB.


Closing Comments

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Jenifer Gallagher at (202) 942-1923 if you have any questions regarding the comments. Direct questions relating to all other disclosure issues to the undersigned at (202) 942-1870. Direct all correspondence to the following ZIP code: 20549-0405.



							Sincerely,



							H. Roger Schwall
							Assistant Director
??

??

??

??

Mr. Dwight Foster
Murray United Development Corp.
April 1, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE